April 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:      H. Roger Schwall
Assistant Director, Natural Resources

Re:          Sundance Energy Australia Limited Withdrawal Request to the Registration Statement on Form F-1 (File No. 333-192953) and Registration Statement on Form 8-A (File No. 001-36302)

Dear Mr. Schwall,

Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended, Sundance Energy Australia Limited, an Australian corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s (i) Registration Statement on Form F-1 (File No. 333-192953), together with all exhibits and amendments thereto, which was filed on December 19, 2013 and (ii) Registration Statement on Form 8-A (File No. 001-36302), which was filed on February 5, 2014 (collectively, the “Registration Statements”).

Due to market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statements. The Company confirms that no securities were sold in connection with the offering described in the Registration Statements.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statements (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at emccrady@sundanceenergy.net with a copy to William D. Davis II of Baker & McKenzie LLP via email at William.DavisII@bakermckenzie.com.

Very truly yours,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric McCrady
Name:	Eric P. McCrady
Title:	Chief Executive Officer